EXHIBIT 99.2

TIME SENSITIVE Deadlines noted on reverse.	PROXY SOLICITED BY MANAGEMENT AND THE BOARD OF DIRECTORS Annual and Special Meeting of Shareholders on April 27, 2005

     The undersigned holder of Common Shares (the “Shareholder”) of EnCana Corporation (“EnCana”) HEREBY APPOINTS David P. O’Brien, Chairman of the Board, or failing him Gwyn Morgan, President & Chief Executive Officer, or instead of either of the foregoing,                                                              as proxyholder (the “Proxyholder”) for and in the name of the undersigned to attend, vote and act on behalf of the undersigned at the Annual and Special Meeting of Shareholders of EnCana to be held on April 27, 2005 (the “Meeting”) at 10:30 a.m. (Calgary time) for holders of record on March 7, 2005, and at any adjournment thereof, to the same extent and with the same powers as if the undersigned were personally present at the meeting or any continuation thereof.

     A Shareholder entitled to vote at the Meeting may appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in this form of Proxy. To exercise this right, the names of David P. O’Brien and Gwyn Morgan should be crossed out and the name of the Shareholder’s Proxyholder should be legibly printed in the blank space provided above.

     Without limiting the general powers conferred, the undersigned directs the Proxyholder to vote the EnCana Common Shares represented by this form of Proxy in the manner indicated below:

1.	ELECTION OF DIRECTORS:

	FOR	WITHHOLD		FOR	WITHHOLD
01 Michael N. Chernoff	☐	☐	09 Ken F. McCready	☐	☐
02 Ralph S. Cunningham	☐	☐	10 Gwyn Morgan	☐	☐
03 Patrick D. Daniel	☐	☐	11 Valerie A.A. Nielsen	☐	☐
04 Ian W. Delaney	☐	☐	12 David P. O’Brien	☐	☐
05 William R. Fatt	☐	☐	13 Jane L. Peverett	☐	☐
06 Michael A. Grandin	☐	☐	14 Dennis A. Sharp	☐	☐
07 Barry W. Harrison	☐	☐	15 James M. Stanford	☐	☐
08 Dale A. Lucas	☐	☐

2.	APPOINTMENT OF AUDITORS -	☐	Vote For	☐	Withhold Vote
PRICEWATERHOUSECOOPERS LLP at a
remuneration to be fixed by the Board of Directors.

3.	APPROVAL OF AMENDMENT TO EMPLOYEE	☐	Vote For	☐	Vote Against
STOCK OPTION PLAN
(See pages 10-11 of the accompanying Information Circular.)

4.	APPROVAL OF SPECIAL RESOLUTION REGARDING	☐	Vote For	☐	Vote Against
TWO-FOR-ONE SHARE SPLIT
(See pages 11-12 of the accompanying Information Circular.)

If no choice is specified for any of the above matters,
the Proxyholder will vote FOR items 1, 2, 3 and 4.

The undersigned revokes any proxies previously given to vote the EnCana Common Shares covered by this form of Proxy.

DATED this ___day of ___, 2005.
(If no date is shown, this form of Proxy is deemed to have been dated the day on which EnCana mailed it to the Shareholder.)

Please print the name of the Shareholder.	Signature of the Shareholder or duly authorized person.

See other side for voting options AND other important information.

If amendments or variations to matters identified in the Notice of Meeting or any other matters properly come before the Meeting or any adjournment thereof, this form of Proxy confers discretionary authority upon the Proxyholder to vote on such amendments, variations or other matters as the Proxyholder sees fit. At the date of the Notice of Meeting, the management of EnCana knows of no such amendments, variations or other matters to come before the Meeting.

VOTE BY MAIL: DEADLINE – MUST BE RECEIVED BY APRIL 25, 2005 (10:30 A.M. CALGARY TIME)

Please date this form of Proxy and sign exactly as the name appears in Box 1 below. If the EnCana Common Shares are held jointly, any one of the joint owners may sign. If the Shareholder is a corporation, please have the duly authorized officers sign on its behalf under corporate seal. When signing as executor, administrator, guardian, trustee or attorney, please give full title as such. A notarially certified copy of the letters probate, letters of administration, power of attorney, or other authority under which this form of Proxy is signed must be deposited with this form of Proxy.

To be treated as valid, this form of Proxy must be properly completed as specified herein and received by CIBC Mellon Trust Company no later than 10:30 a.m. (Calgary time) on April 25, 2005 via mail (postage prepaid self-addressed envelope is enclosed), or otherwise delivered to CIBC Mellon Trust Company at 600 The Dome Tower, 333 — 7 Avenue S.W., Calgary, Alberta T2P 2Z1, Attention: Proxy Department, or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the reconvened meeting.

OR                     VOTE BY PHONE: DEADLINE – APRIL 25, 2005 (10:30 A.M. CALGARY TIME)

To vote by phone, use any touch-tone phone to transmit your voting instructions. Phone toll-free 1-866-271-1207 (English and French) and follow the instructions the Vote Voice provides you. Have this form of Proxy available when you call. Your 13-digit Control Number is located in Box 2 below.

OR                     VOTE BY INTERNET: DEADLINE – APRIL 25, 2005 (10:30 A.M. CALGARY TIME)

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information. Have this form of Proxy available when you access the website at www.eproxyvoting.com/encana. You will be prompted to enter your 13-digit Control Number which is located in Box 2 below.

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ENCANA FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 27, 2005. THE ATTENTION OF SHAREHOLDERS IS DIRECTED TO THE INFORMATION CIRCULAR WHICH ACCOMPANIES THIS FORM OF PROXY.

Box 1		Box 2

Control Number

If you have any questions, please call CIBC Mellon Trust Company toll free at 1-800-387-0825 in Canada or the U.S. or at 416-643-5500 outside North America.